UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42469

Uni-Fuels Holdings Limited

(Registrant’s Name)

15 Beach Road, Beach Centre #05-07

Singapore 189677

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

Submission of Matters to a Vote of Security Holders.

On June 8, 2026, Uni-Fuels Holdings Limited (the “Company”) held the extraordinary general meeting of shareholders (the “Meeting”).

On the record date, May 18, 2026, there were 9,815,000 Class A Ordinary Shares and 22,650,000 Class B Ordinary Shares outstanding. Each Class A Ordinary Share is entitled to one vote per share on all matters, and each Class B Ordinary Share is entitled to 10 votes per share on all matters.

The final results for each of the matters submitted to a vote of the Company’s shareholders at the Meeting are as follows:

Proposal One. By a special resolution, to approve the increase of votes that each class B ordinary share of US$0.0001 each of the Company is entitled to from 10 votes to 100 votes; and the vote each class A ordinary share of US$0.0001 each of the Company is entitled to shall remain 1 vote (the “Variation of Class B Ordinary Shares Rights”).

Proposal One required the affirmative vote of a majority of at least two-thirds of the votes cast by such shareholders, being present and entitled to vote at the Meeting, voting in person or by proxy at the Meeting.

For	Against	Abstain
226,580,881	44,418	15,706

Proposal Two. By ordinary resolutions,

(a)	to approve the increase of the authorised share capital of the Company from US$50,000 divided into 450,000,000 class A ordinary shares of US$0.0001 each (the “Class A Ordinary Shares”) and 50,000,000 class B ordinary shares of US$0.0001 each (“Class B Ordinary Shares”) to US$500,000 divided into 4,500,000,000 Class A Ordinary Shares of US$0.0001 each and 500,000,000 Class B Ordinary Shares of US$0.0001 each by the creation of an additional 4,050,000,000 Class A Ordinary Shares and 450,000,000 Class B Ordinary Shares (the “Increase of Authorised Share Capital”); and

(b)	to authorize and instruct the registered office provider of the Company (the “RO Provider”) to make any necessary filings with the Registrar of Companies in the Cayman Islands (the “Registrar”) in connection with the Increase of Authorised Share Capital.

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Proposal Two required the affirmative vote of a simple majority of the votes cast by such shareholders, being present and entitled to vote at the Meeting, voting in person or by proxy at the Meeting.

For	Against	Abstain
226,578,497	44,647	17,861

Proposal Three. Subject to and conditional upon the passing of Proposal One and Proposal Two above, to resolve by special resolutions,

(a)	to adopt the second amended and restated memorandum and articles of association of the Company as set forth in Appendix A to the Meeting notice/proxy statement as the memorandum and articles of association of the Company in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company in its entirety with immediate effect to reflect the Variation of Class B Ordinary Shares Rights and the Increase of Authorised Share Capital, and

(b)	to authorize the RO Provider to make any necessary filing with the Registrar in connection with the adoption of the second amended and restated memorandum and articles of association and the passing of these special resolutions.

Proposal Three required the affirmative vote of at least two-thirds of the votes cast by such shareholders, being present and entitled to vote at the Meeting, voting in person or by proxy at the Meeting.

For	Against	Abstain
226,578,279	46,786	15,940

Proposal Four. Subject to and conditional upon the passing of Proposal One, Proposal Two and Proposal Three above, to resolve by ordinary resolutions:

(a)	to authorize the consolidation of every issued and unissued shares of the Company, at any one time or on multiple occasions as may be determined by the Board and announced by the Company during a period of up to 2 years from the date of the meeting at which the shareholders of the Company approve this resolution. Each consolidation shall take effect on such date as the Board may determine (each an “Effective Date”), and at such ratio as the Board may determine from time to time in its absolute discretion; PROVIDED THAT the cumulative consolidation ratio for all such share consolidation(s) (the “Post-EGM Share Consolidation” and together, the “Post-EGM Share Consolidations”) shall not exceed 250:1, so that upon completion of the Post-EGM Share Consolidation(s), a shareholder holding up to every 250 Class A Ordinary Shares of US$0.0001 par value each will hold 1 new Class A Ordinary Share of par value up to US$0.025 each (the “Post-consolidation(s) Class A Ordinary Shares”), and a shareholder holding up to every 250 Class B Ordinary Shares of US$0.0001 par value each will hold 1 new Class B Ordinary Share of par value up to US$0.025 each (the “Post-consolidation(s) Class B Ordinary Shares”), with such Post-consolidation(s) Class A Ordinary Shares and Post-consolidation(s) Class B Ordinary Shares having the rights and being subject to the restrictions as set out in the Company’s memorandum and articles of association in effect at the time of the Effective Date(s), and any fractional shares created as a result of the Post-EGM Share Consolidation(s) would be rounded up to the nearest whole share at the participant level; and

(b)	to authorize the Board, at its absolute and sole discretion, to either (i) implement one or more Post-EGM Share Consolidation(s), and determine the exact consolidation ratio and Effective Date of each Post-EGM Share Consolidation during a period of 2 years of the date of the Meeting; or (ii) elect not to implement any Post-EGM Share Consolidation during a period of 2 years of the date of the Meeting.

Proposal Four required the affirmative vote of a simple majority of the votes cast by such shareholders, being present and entitled to vote at the Meeting, voting in person or by proxy at the Meeting.

For	Against	Abstain
226,600,071	38,592	2,342

Proposal Five. By an ordinary resolution to authorize the chairman of the Meeting to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Meeting, there are not sufficient votes to approve the Proposal One to the Proposal Four.

Proposal Five required the affirmative vote of a simple majority of the votes cast by such shareholders, being present and entitled to vote at the Meeting, voting in person or by proxy at the Meeting.

For	Against	Abstain
226,599,070	40,467	0

As Proposals One through Four received sufficient affirmative votes for approval, Proposal Five, although also duly approved, was rendered without effect.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNI-FUELS HOLDINGS LIMITED

Date: June 8, 2026	By:	/s/ Koh Kuan Hua
	Name:	Koh Kuan Hua
	Title:	Chief Executive Officer

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